Vial, Hamilton, Koch & Knox, l.l.p.
A REGISTERED LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
There is no professional relationship of any kind between Robert G. Vial and Vial,
Hamilton, Koch & Knox, L.L.P.
ATTORNEYS AND COUNSELORS
1700 PACIFIC AVENUE, SUITE 2800
DALLAS, TEXAS 75201-4632
TELEPHONE: 214-712-4400
FAX: 214-712-4402

Craig G. Ongley
214-712-4441
Craig.G.Ongley@vialaw.com
May 22, 2006
Room 4561

Mr. Daniel Lee	Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Axcess International, Inc.
Preliminary Proxy Statement on Schedule 14A filed May 4, 2006
File No. 0-11933
Dear Mr. Lee:
     We acknowledge receipt of your comment letter dated May 16, 2006. Our responses to your comments appear below and are numbered to correspond to your letter:
Preliminary Proxy Statement on Schedule 14A
Executive Compensation, page 12
     1. It appears that you planned to include a table disclosing stock options granted in 2005 to your named executive officers, but such table does not appear to have been included in your proxy statement. Please revise or otherwise advise.
     Response: We have deleted the sentence as there is no table. Please see page 12.
Certain Relationships and Related Transactions, page 13
     2. Please disclose the relationship to you of each party for whom disclosure has been made in this section.
     Response: We have revised the paragraph to state the nature of the relationship to each described party as requested. Please see page 13.

Mr. Daniel Lee
United States Securities and Exchange Commission
May 22, 2006

Proposal 3, page 16
     3. For purposes of clarity and pursuant to Rules 14a-4(a)(3) and (b)(1) under the Exchange Act, please separate the charter amendment to change your authorized capital and the certificates of designation you are presenting to stockholders for approval into two distinct proposals.
Response: We are not seeking approval for the designations as they have already been approved by the Board of Directors but are seeking approval of the Amended and Restated Certificate of Incorporation of which the designations are a part of the required documents constituting the restated certificate. We have amended our 14A to clarify this point and remove any statements that might be inconsistent. Please see the proxy letter, a pages 5,6,17 and the proxy card.
     4. With respect to your proposal seeking stockholder approval for the certificates of designation, please disclose the material terms of the series of preferred stock and the purpose for their creation. Please also advise us the basis for seeking stockholder approval for the creation of such series of preferred stock and whether the board of directors previously had blank check preferred stock authority. If not, it appears that your proposed charter amendment is newly conferring this authority and disclosure regarding this effect should be had in your proxy statement.
Response: Please see our response to #3 above.
     5. It appears that some shares of the series of preferred stock have been sold and issued. Please discuss the basis upon which you sold such shares prior to their creation and any material obligations or liabilities as a result. In addition, it appears that you have included the previously issued Series 2003B preferred stock, Series 2004 preferred stock and Series 2005 preferred stock, for which you are seeking shareholder approval, as part of the “Voting Preferred Stock” entitled to vote at the annual meeting. Please provide an analysis as to whether these shares were indeed outstanding and entitled to vote at the record date, when their designation has yet to be approved by the stockholders.
Response: Please see our response to #3 above.
     6. In light of the increase in available capital as a result of your proposal, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. We note your disclosure on page 17 regarding certain anti-takeover effects. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise. Inform holders that management might use the additional shares to resist or frustrate a third party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Mr. Daniel Lee
United States Securities and Exchange Commission
May 22, 2006

Response: We have modified our discussion on the anti-takeover effects of our proposal with reference to the concerns in Release no. 34-15230 and to reflect your comment on the mechanisms present in our governing documents. Please see page 17.
Proposal 4, page 17
     7. You are seeking the ratification by stockholders for the issuance of securities. Accordingly, disclosure pursuant to Items 11 and 13(a) of Schedule 14A appear necessary. Please provide such disclosure or advise us otherwise.
     Response: We are seeking ratification of the Board of Directors actions in approving the resolution authorizing the issuance of the preferred stock and not the issuance of the preferred stock itself. The Board of Directors has already approved its issuance and all the preferred so designated has already been issued. It is important to note that should the stockholders vote negatively on this proposal it will have no effect on the existence or issuance of the Series 2005 Preferred Stock. We therefore respectfully submit that Items 11 and 13A are therefore inapplicable.
     In the alternative, we respectfully note that, pursuant to Instruction 1 of Item 13 of Regulation 14A promulgated under the Securities Exchange Act of 1934, financial statements are not required in the Schedule 14A. That instruction states that the information required by paragraph (a) of Item 13 of Regulation 14A may be omitted if it is not material for the exercise of prudent judgment. Specifically, Instruction 1 to Item 13 of Regulation 14A states that in the case of the authorization of preferred stock for issuance for cash in an amount constituting fair value, such information is not deemed material. In light of the fact that the Company has issued all the designated preferred stock for cash in an amount constituting fair value, financial statements are not required in the Schedule 14A.
     Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Craig G. Ongley Craig G. Ongley

CGO/lw